UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
AMGEN RETIREMENT AND SAVINGS PLAN
(Full title of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

Amgen Retirement and Savings Plan
Audited Financial Statements
and Supplemental Schedule
Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Amgen Retirement and Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Amgen Retirement and Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since at least 1989, but we are unable to determine the specific year.
Los Angeles, California
June 20, 2024

Amgen Retirement and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets
Investments at fair value	$6,270,169,496	$5,377,700,230
Investments in fully benefit-responsive investment contracts at contract value	638,250,657	652,003,057
Notes receivable from participants	31,248,315	30,480,124
Other – principally due from broker	4,776,528	4,090,891
Total assets	6,944,444,996	6,064,274,302
Liabilities
Other – principally due to broker	5,497,298	7,264,329
Total liabilities	5,497,298	7,264,329
Net assets available for benefits	$6,938,947,698	$6,057,009,973
See accompanying notes.

Amgen Retirement and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2023
Additions to (deductions from) net assets:
Employer contributions	$210,497,095
Participant contributions	192,800,615
Rollover contributions	27,199,838
Interest and dividend income	48,017,627
Net realized/unrealized gains	941,461,719
Interest income on notes receivable from participants	1,707,330
Benefits paid	(529,561,234)
Investment and administrative fees	(10,185,265)
Net increase	881,937,725
Net assets available for benefits at beginning of year	6,057,009,973
Net assets available for benefits at end of year	$6,938,947,698
See accompanying notes.

Amgen Retirement and Savings Plan
Notes to Financial Statements
December 31, 2023
1. Description of the Plan
The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective April 1, 1985, and was amended and restated effective January 1, 2017, and subsequently amended, with the most recent amendment adopted on December 18, 2023. The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company or Amgen) and participating subsidiaries. The Plan is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions, Roth contributions (in accordance with the Code), after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s combined pre-tax contributions and Roth contributions (exclusive of catch-up contributions discussed below) are subject to Internal Revenue Service (IRS) and Plan limits and could not exceed a maximum of $22,500 in 2023. Participant after-tax contributions are subject to IRS and Plan limitations and could not exceed a maximum of $10,500 in 2023. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional Individual Contributions, referred to as catch-up contributions, that are subject to IRS and Plan limitations and could not exceed $7,500 in 2023. Catch-up contributions may be made as pre-tax contributions, Roth contributions or a combination of these types of contributions. Participants may also contribute pre-tax, Roth and after-tax amounts representing distributions from certain retirement plans qualified in the United States or certain individual retirement accounts (IRAs), referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 5% of each participant’s eligible compensation (Core Contributions) up to a maximum of $16,500 in 2023. In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions or Roth contributions, including such contributions designated as catch-up contributions, of up to 5% of eligible compensation (Matching Contributions) up to a maximum of $16,500 in 2023.
Also, the Company can, at its discretion, make a special contribution (Special Contribution) on behalf of a participant who is in his or her initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year he or she previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.
Participants select the investments in which their Individual Contributions, including their Core Contributions, Matching Contributions and Special Contributions, if any, (collectively, Company Contributions) are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
Vesting
Participants are immediately vested with respect to their Individual Contributions, Matching Contributions and Special Contributions, if any, and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by Amgen, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested portion of the participant’s account will be treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Plan participants can invest in seven different asset classes as well as Amgen stock or can actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios invest in various types of assets, including publicly traded common and preferred stocks, collective trust funds and investment contracts. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, participants may elect to receive a full or partial distribution of their account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; (d) cash installments over 10 years; or (e) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
No withdrawals may be made from the Plan while a participant continues to be employed by the Company except in certain circumstances including, but not limited to, financial hardship, disability and attainment of age 59 1/2.
Amgen Stock Dividends
Participants that invest in Amgen stock may elect to receive distributions of cash with respect to dividends the Company pays on Amgen stock or reinvest such dividends to acquire additional shares of Amgen stock.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance (exclusive of amounts related to Roth contributions and earnings thereon) or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods of up to five years, unless the loan is used to acquire a principal

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would become fully vested in Core Contributions and receive distributions of their account balances.
Trustees and Custodians
Bank of America, N.A. is the Plan’s trustee and custodian with respect to the self-directed brokerage arrangement and the Amgen common stock fund. The Northern Trust Company, NA (Northern) is the Plan’s trustee and custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value, except for fully benefit-responsive investment contracts, discussed below. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Fully Benefit-Responsive Investment Contracts
As of December 31, 2023 and 2022, the Plan had fully benefit-responsive investment contracts, including synthetic investment contracts and an insurance separate accounts contract (collectively, security-backed contracts). The synthetic investment contracts are comprised of wrapper contracts issued by insurance companies backed by the Plan’s ownership in collective trust funds that invest in fixed income securities. The insurance separate accounts contract was a contract issued by an insurance company backed by specified separate accounts of the issuer which are comprised of fixed income securities. Contract value is the relevant measurement attribute for security-backed contracts because this is the amount participants would receive if they were to initiate qualified transactions related to these investments. The issuers of the Plan’s security-backed contracts credit the Plan with stated rates of interest, and the issuers guarantee that all qualified participant withdrawals related to the contracts will be at contract value, except as discussed below. The crediting rates provide for realized and unrealized gains and losses on the underlying assets to be amortized over the expected duration of the underlying investments through adjustments to the future interest crediting rates rather than being reflected immediately in the net assets of the Plan. The contract values of the Plan’s security-backed contracts were as follows:

	December 31,
	2023	2022
Synthetic investment contracts	$638,250,657	$520,899,132
Insurance separate accounts contract	—	131,103,925
Total fully benefit-responsive investment contracts	$638,250,657	$652,003,057

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
The security-backed contracts provide for withdrawals at other than contract value associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are made at contract value, modified by a market value adjustment as defined in the contract. Circumstances which may trigger a market value adjustment are generally defined as any event that, in the reasonable determination of the issuer, has or will have a material adverse effect on the issuer’s interest under the contract. Such events may include, but are not limited to: (a) material amendments to the Plan’s structure or administration; (b) changes in or the creation of competing investment options; (c) complete or partial termination of the Plan; (d) removal of a specifically identifiable group of employees from coverage under the Plan; (e) a change in law, regulation, ruling, administrative position, or accounting standard applicable to the Plan; or (f) communication to Plan participants designed to influence a participant not to invest in the asset class that contains these contracts. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
These security-backed contracts are evergreen contracts with no maturity dates, but do contain termination provisions. The issuer is obligated to pay the excess contract value when the fair value of the underlying investments equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for investment options representing varied combinations of equities (including Amgen stock), fixed income, and other investments. Investments, in general, particularly in securities, are exposed to various risks, such as interest rate, inflation, market and credit risks, among others. Market risk includes global events which could impact the value of investments, including securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, including securities, it is at least reasonably possible that changes in the values of the Plan’s investments, including securities, will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2023, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$397,307,694	$—	$—	$397,307,694
Cash and cash equivalents	5,271,619	—	—	5,271,619
Collective trust funds	—	4,193,149,196	—	4,193,149,196
Common and preferred stocks	763,525,683	—	—	763,525,683
Debt securities	—	3,008	—	3,008
Mutual funds	105,092,597	—	—	105,092,597
Self-directed brokerage accounts	801,100,962	4,718,737	—	805,819,699
Total investments at fair value	$2,072,298,555	$4,197,870,941	$—	$6,270,169,496

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)

	Fair value measurements at December 31, 2022, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$371,583,932	$—	$—	$371,583,932
Cash and cash equivalents	1,864,522	—	—	1,864,522
Collective trust funds	—	3,186,188,526	—	3,186,188,526
Common and preferred stocks	1,087,736,640	—	—	1,087,736,640
Debt securities	—	3,011	—	3,011
Mutual funds	86,858,925	—	—	86,858,925
Self-directed brokerage accounts	641,127,619	2,337,055	—	643,464,674
Total investments at fair value	$2,189,171,638	$3,188,528,592	$—	$5,377,700,230
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, publicly traded mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
4. Income Tax Status
The Plan received a determination letter from the IRS dated February 22, 2018, stating that, conditioned on the adoption of proposed Plan amendments submitted to the IRS on February 15, 2018, the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. There have been seven subsequent amendments to the Plan, including amendments to satisfy the conditions in the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the Code.
5. Party-in-Interest Transactions
Parties-in-interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the trustees certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan invests in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions. In addition, Northern enters into security-backed contracts with certain insurance companies on behalf of the Plan.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to the Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2023	2022
Net assets available for benefits per the financial statements	$6,938,947,698	$6,057,009,973
Adjustment to fair value for fully benefit-responsive investment contracts	(42,589,104)	(58,471,009)
Amounts allocated to withdrawing participants	(2,426,100)	(1,385,506)
Deemed loans	(433,392)	(428,469)
Net assets per the Form 5500	$6,893,499,102	$5,996,724,989
The following is a reconciliation of the net investment gain per the financial statements to the Form 5500:

Year Ended December 31, 2023
Interest and dividend income	$48,017,627
Net realized/unrealized gains	941,461,719
Net investment gain per the financial statements	989,479,346
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Prior-year adjustment	58,471,009
Current-year adjustment	(42,589,104)
Total net investment gain per the Form 5500	$1,005,361,251
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended December 31, 2023
Benefits paid	$(529,561,234)
Investment and administrative fees	(10,185,265)
Total expenses per the financial statements	(539,746,499)
Amounts allocated to withdrawing participants at December 31, 2022	1,385,506
Amounts allocated to withdrawing participants at December 31, 2023	(2,426,100)
Deemed loans at December 31, 2022	428,469
Deemed loans at December 31, 2023	(433,392)
Total expenses per the Form 5500	$(540,792,016)

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan: #001
As of December 31, 2023
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock*	Employer Securities 1,414,803 shares	$397,307,694
			$397,307,694

Capital Preservation Asset Class:
Galliard Intermediate Core Fund L*	Collective Trust Fund 24,801,236 units	346,185,569
Galliard Short Core Fund F*	Collective Trust Fund 15,803,322 units	249,475,985
Short-Term Investment Fund II*	Collective Trust Fund 33,731,066 units	33,731,066
NT Collective Short Term Investment Fund*	Collective Trust Fund 37,350,196 units	37,350,196
Wrapper Contracts		—
Total Capital Preservation Asset Class			666,742,816

Fixed Income Active Asset Class:
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund 6,228,783 units	70,758,978
Metlife Core Plus Collective Fund*	Collective Trust Fund 7,094,114 units	69,947,965
Schroder Global Strategic Bond Trust Class W*	Collective Trust Fund 2,401,270 units	25,357,406
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 121,379 units	18,004,123
NT Collective Short Term Investment Fund*	Collective Trust Fund 207,327 units	207,327
Banc America Alternative Loan Trust Series 2004-6 Class 4A 15.0% Due 10-25-2048*	Corporate Bond 2,329 units	1,909
GMAC Mortgage Loan Trust 2003/J10 4.75% Due 01/25/2019	Corporate Bond 1,132 units	1,099
Total Fixed Income Active Asset Class			184,278,807

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 7,501,937 units	1,112,762,320
NT Collective Short Term Investment Fund*	Collective Trust Fund 48 units	48
Total Fixed Income Index Asset Class			1,112,762,368

U.S. Equity Active Asset Class:
NT Collective Russell 1000 Value Index Fund / Non Lending*	Collective Trust Fund 295,676 units	164,894,801
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 557,228 units	41,792,646
Amazon.com, Inc.	Common and Preferred Stock 141,662 shares	21,524,124
Microsoft Corporation	Common and Preferred Stock 57,054 shares	21,454,586
Visa Inc. Class A	Common and Preferred Stock 57,061 shares	14,855,831
ServiceNow, Inc.	Common and Preferred Stock 20,519 shares	14,496,468
NT Collective Short Term Investment Fund*	Collective Trust Fund 11,544,235 units	11,544,235
Nvidia Corporation	Common and Preferred Stock 23,030 shares	11,404,917
Netflix, Inc.	Common and Preferred Stock 20,414 shares	9,939,168
DEX Inc.	Common and Preferred Stock 70,124 shares	8,701,687
UnitedHealth Group Inc.	Common and Preferred Stock 15,909 shares	8,375,611

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Entegris Inc.	Common and Preferred Stock 67,446 shares	8,081,380
Danaher Corporation	Common and Preferred Stock 33,744 shares	7,806,337
S&P Global Inc	Common and Preferred Stock 17,592 shares	7,749,628
SS&C Technologies Holdings Inc.	Common and Preferred Stock 122,935 shares	7,512,558
Citigroup Inc.	Common and Preferred Stock 139,387 shares	7,170,067
Dow Inc.	Common and Preferred Stock 128,454 shares	7,044,417
Canadian Pacific Kansas City Limited	Common and Preferred Stock 86,226 shares	6,817,028
Intuit	Common and Preferred Stock 10,508 shares	6,567,815
Ecolab Inc.	Common and Preferred Stock 33,054 shares	6,556,261
Wells Fargo & Company*	Common and Preferred Stock 129,745 shares	6,386,049
Facebook, Inc.	Common and Preferred Stock 17,871 shares	6,325,619
Equinix Inc.	Common and Preferred Stock 7,744 shares	6,236,940
Workday Inc. Class A	Common and Preferred Stock 22,470 shares	6,203,068
Autodesk Inc.	Common and Preferred Stock 25,447 shares	6,195,836
MSCI Inc.	Common and Preferred Stock 10,917 shares	6,175,201
Yum! Brands Inc.	Common and Preferred Stock 46,911 shares	6,129,391
Baxter International Inc.	Common and Preferred Stock 156,616 shares	6,054,775
Thermo Fisher Corporation	Common and Preferred Stock 11,241 shares	5,966,610
Snowflake Inc. Class A	Common and Preferred Stock 29,950 shares	5,960,050
Capital One Financial Corporation	Common and Preferred Stock 44,807 shares	5,875,094
Aon PLC	Common and Preferred Stock 19,583 shares	5,699,045
Alphabet Inc. Class C	Common and Preferred Stock 40,395 shares	5,692,867
Novo Nordisk A/S	Common and Preferred Stock 54,112 shares	5,597,886
STERIS plc	Common and Preferred Stock 25,030 shares	5,502,846
salesforce.com, inc.	Common and Preferred Stock 20,626 shares	5,427,526
Block, Inc.	Common and Preferred Stock 69,975 shares	5,412,566
MetLife Inc.*	Common and Preferred Stock 81,025 shares	5,358,183
Lear Corporation	Common and Preferred Stock 37,278 shares	5,264,026
Euronet Worldwide Inc.	Common and Preferred Stock 51,253 shares	5,201,667
Atlassian Corporation	Common and Preferred Stock 21,614 shares	5,141,106
Cognizant Technology Solutions Corporation Class A	Common and Preferred Stock 66,375 shares	5,013,304
American Express Company	Common and Preferred Stock 26,741 shares	5,009,659
Clean Harbors Inc.	Common and Preferred Stock 28,541 shares	4,980,690
Starbucks Corporation	Common and Preferred Stock 51,733 shares	4,966,885
Magna International Inc.	Common and Preferred Stock 83,740 shares	4,947,359
Datadog Inc.	Common and Preferred Stock 40,369 shares	4,899,989
The Sherwin-Williams Company	Common and Preferred Stock 15,707 shares	4,899,013
Iqvia Holdings Inc.	Common and Preferred Stock 21,066 shares	4,874,251
RB Global Inc.	Common and Preferred Stock 72,470 shares	4,847,518
Ball Corporation	Common and Preferred Stock 83,220 shares	4,786,814
Equitable Holdings Inc.	Common and Preferred Stock 141,584 shares	4,714,747
Synopsys Inc.	Common and Preferred Stock 9,084 shares	4,677,442
Alight Inc. Class A	Common and Preferred Stock 526,792 shares	4,493,536
Fresenius Medical Care	Common and Preferred Stock 215,055 shares	4,479,596
FleetCor Technologies, Inc.	Common and Preferred Stock 15,726 shares	4,444,325

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Bank of America Corporation*	Common and Preferred Stock 130,152 shares	4,382,218
Waste Connections Inc.	Common and Preferred Stock 29,286 shares	4,371,521
Shopify Inc	Common and Preferred Stock 55,641 shares	4,334,434
J2 Global Inc.	Common and Preferred Stock 63,994 shares	4,299,757
Sensata Technologies BV Holding	Common and Preferred Stock 114,144 shares	4,288,390
Edison International	Common and Preferred Stock 59,934 shares	4,284,682
Merit Medical Systems Inc.	Common and Preferred Stock 56,240 shares	4,271,990
Lam Resh Corporation	Common and Preferred Stock 5,263 shares	4,122,297
CarGurus Inc. Class A	Common and Preferred Stock 165,637 shares	4,001,790
Voya Financial Inc.	Common and Preferred Stock 54,575 shares	3,981,792
Charles River Laboratories International Inc.	Common and Preferred Stock 16,768 shares	3,963,955
Ametek Inc.	Common and Preferred Stock 23,531 shares	3,880,027
Global Payments Inc.	Common and Preferred Stock 30,407 shares	3,861,689
PVH Corporation	Common and Preferred Stock 31,615 shares	3,860,824
Trimble Inc.	Common and Preferred Stock 71,756 shares	3,817,419
JP Morgan Chase & Company	Common and Preferred Stock 22,326 shares	3,797,653
Uber Technologies Inc.	Common and Preferred Stock 61,547 shares	3,789,449
Wabtec Corporation	Common and Preferred Stock 29,783 shares	3,779,463
QuidelOrtho Corporation	Common and Preferred Stock 50,575 shares	3,727,378
Halozyme Therapeutics Inc.	Common and Preferred Stock 100,321 shares	3,707,864
Bio-Techne Corporation	Common and Preferred Stock 47,938 shares	3,698,896
Newell Brands Inc.	Common and Preferred Stock 421,575 shares	3,659,271
Amphenol Corporation Class A	Common and Preferred Stock 36,806 shares	3,648,579
Charter Communications Inc.	Common and Preferred Stock 9,293 shares	3,612,003
Medtronic PLC	Common and Preferred Stock 43,476 shares	3,581,553
Henry Schein Inc.	Common and Preferred Stock 47,286 shares	3,580,023
Bristol Myers Squibb	Common and Preferred Stock 69,308 shares	3,556,193
BWX Technologies Inc.	Common and Preferred Stock 45,754 shares	3,510,704
Shell plc	Common and Preferred Stock 53,030 shares	3,489,374
Matson Inc.	Common and Preferred Stock 30,375 shares	3,329,100
Nu Holdings Limited	Common and Preferred Stock 371,931 shares	3,098,185
Churchill Downs Inc.	Common and Preferred Stock 22,894 shares	3,089,087
Floor & Decor Holdings Inc.	Common and Preferred Stock 26,924 shares	3,003,641
LKQ Corporation	Common and Preferred Stock 61,772 shares	2,952,084
Goldman Sachs Group Inc.	Common and Preferred Stock 7,580 shares	2,924,137
Tyson Foods Inc.	Common and Preferred Stock 54,223 shares	2,914,486
Walt Disney Company	Common and Preferred Stock 32,145 shares	2,902,372
Gildan Activewear Inc.	Common and Preferred Stock 87,141 shares	2,880,881
Ingredion Inc.	Common and Preferred Stock 26,415 shares	2,866,820
TE Connectivity Limited	Common and Preferred Stock 20,254 shares	2,845,687
Amdocs Limited	Common and Preferred Stock 32,188 shares	2,829,003
Okta Inc. Class A	Common and Preferred Stock 31,236 shares	2,827,795
Edwards Lifesciences Corporation	Common and Preferred Stock 36,745 shares	2,801,806
ACV Auctions Inc. Class A	Common and Preferred Stock 184,748 shares	2,798,932
DoorDash Inc. Class A	Common and Preferred Stock 28,198 shares	2,788,500
Heico Corporation Class A	Common and Preferred Stock 19,297 shares	2,748,665
CoStar Group Inc.	Common and Preferred Stock 31,411 shares	2,745,007

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
NOV Inc.	Common and Preferred Stock 133,325 shares	2,703,831
HealthEquity Inc.	Common and Preferred Stock 40,744 shares	2,701,327
Cooper Companies Inc.	Common and Preferred Stock 7,136 shares	2,700,548
Skyworks Solutions Inc	Common and Preferred Stock 23,527 shares	2,644,905
UBS Group AG	Common and Preferred Stock 83,117 shares	2,568,315
Brown & Brown Inc.	Common and Preferred Stock 35,497 shares	2,524,192
Cabot Corporation	Common and Preferred Stock 29,955 shares	2,501,243
Cloudflare Inc.	Common and Preferred Stock 29,783 shares	2,479,733
Teleflex Inc.	Common and Preferred Stock 9,770 shares	2,436,052
GlobalFoundries Inc.	Common and Preferred Stock 40,170 shares	2,434,302
Huntington Bancshares Inc.	Common and Preferred Stock 189,082 shares	2,405,123
Dynatrace Inc.	Common and Preferred Stock 43,138 shares	2,359,217
IDEX Corporation	Common and Preferred Stock 10,837 shares	2,352,821
Okta Inc.	Common and Preferred Stock 25,831 shares	2,338,480
American International Group Inc.*	Common and Preferred Stock 33,731 shares	2,285,275
FTI Consulting Inc.	Common and Preferred Stock 11,409 shares	2,272,102
AerCap Holdings N.V.	Common and Preferred Stock 30,223 shares	2,246,173
LPL Financial Holdings Inc.	Common and Preferred Stock 9,778 shares	2,225,668
Acadia Healthcare Company Inc.	Common and Preferred Stock 28,401 shares	2,208,462
Generac Holdings Inc.	Common and Preferred Stock 17,025 shares	2,200,311
MACOM Technology Solutions Holdings Inc.	Common and Preferred Stock 23,573 shares	2,191,110
Kirby Corporation	Common and Preferred Stock 27,702 shares	2,174,053
Gartner Inc.	Common and Preferred Stock 4,803 shares	2,166,681
Graphic Packaging Holding Company	Common and Preferred Stock 86,452 shares	2,131,042
ZipRecruiter Inc. Class A	Common and Preferred Stock 152,341 shares	2,117,540
Cimpress plc	Common and Preferred Stock 26,320 shares	2,106,916
Huron Consulting Group Inc.	Common and Preferred Stock 20,177 shares	2,074,196
Skechers USA Inc. Class A	Common and Preferred Stock 33,175 shares	2,068,130
Tenable Holdings Inc.	Common and Preferred Stock 44,822 shares	2,064,501
National Retail Properties Inc.	Common and Preferred Stock 47,573 shares	2,050,396
Dolby Laboratories Inc.	Common and Preferred Stock 23,571 shares	2,031,349
Doximity Inc.	Common and Preferred Stock 70,907 shares	1,988,232
Smartsheet Inc. Class A	Common and Preferred Stock 41,053 shares	1,963,154
10X Genomics Inc. Class A	Common and Preferred Stock 34,911 shares	1,953,620
Ultragenyx Pharmaceutical Inc.	Common and Preferred Stock 39,812 shares	1,903,810
Advanced Energy Industries Inc.	Common and Preferred Stock 17,478 shares	1,903,704
Chemed Corporation	Common and Preferred Stock 3,225 shares	1,885,819
Prosperity Bancshares Inc.	Common and Preferred Stock 27,811 shares	1,883,639
WisdomTree Investments Inc.	Common and Preferred Stock 265,576 shares	1,840,442
ASGN Inc.	Common and Preferred Stock 18,777 shares	1,805,784
Airbnb Inc. Class A	Common and Preferred Stock 13,254 shares	1,804,400
Carlisle Companies Inc.	Common and Preferred Stock 5,762 shares	1,800,222
UGI Corporation	Common and Preferred Stock 72,808 shares	1,791,077
Dycom Industries Inc.	Common and Preferred Stock 15,534 shares	1,787,808
Itron Inc.	Common and Preferred Stock 23,651 shares	1,785,887
Pool Corporation	Common and Preferred Stock 4,453 shares	1,775,456
FMC Corporation	Common and Preferred Stock 27,970 shares	1,763,509
Woodward Inc.	Common and Preferred Stock 12,895 shares	1,755,396
Match Group Inc.	Common and Preferred Stock 47,782 shares	1,744,043

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Range Resources Corporation	Common and Preferred Stock 54,424 shares	1,656,667
Copart Inc.	Common and Preferred Stock 33,512 shares	1,642,088
On Semiconductor Corporation	Common and Preferred Stock 19,612 shares	1,638,190
Belden Inc.	Common and Preferred Stock 21,105 shares	1,630,361
Albany International Corporation Class A	Common and Preferred Stock 16,458 shares	1,616,505
BankUnited Inc.	Common and Preferred Stock 49,271 shares	1,597,859
ALLETE Inc.	Common and Preferred Stock 25,507 shares	1,560,008
Align Technology, Inc.	Common and Preferred Stock 5,573 shares	1,527,002
General Electric	Common and Preferred Stock 11,723 shares	1,496,206
Azekpany Inc.	Common and Preferred Stock 38,984 shares	1,491,138
Certara Inc.	Common and Preferred Stock 83,428 shares	1,467,499
Alamos Gold Inc. Class A	Common and Preferred Stock 108,854 shares	1,466,263
Diamondback Energy Inc.	Common and Preferred Stock 9,423 shares	1,461,319
First American Financial Corporation	Common and Preferred Stock 22,302 shares	1,437,141
National Bank Holdings Corporation Class A	Common and Preferred Stock 38,471 shares	1,430,736
Graco Inc.	Common and Preferred Stock 16,332 shares	1,416,964
Sea Limited	Common and Preferred Stock 34,985 shares	1,416,893
Cohen & Steers Inc.	Common and Preferred Stock 18,568 shares	1,406,155
Applied Industrial Technologies Inc.	Common and Preferred Stock 8,131 shares	1,404,142
Coherent Corporation	Common and Preferred Stock 32,140 shares	1,399,054
Nasdaq Inc.	Common and Preferred Stock 23,974 shares	1,393,848
Keysight Technologies Inc.	Common and Preferred Stock 8,604 shares	1,368,810
KAR Auction Services Inc.	Common and Preferred Stock 91,919 shares	1,361,320
AptarGroup Inc.	Common and Preferred Stock 10,940 shares	1,352,403
Sotera Health Company	Common and Preferred Stock 80,221 shares	1,351,724
ACI Worldwide Inc.	Common and Preferred Stock 43,961 shares	1,345,207
Oceaneering International Inc.	Common and Preferred Stock 62,976 shares	1,340,129
Summit Materials Inc.	Common and Preferred Stock 34,832 shares	1,339,639
IAC Inc.	Common and Preferred Stock 25,476 shares	1,334,433
Cardinal Health, Inc.	Common and Preferred Stock 13,233 shares	1,333,886
Under Armour Inc. Class C	Common and Preferred Stock 159,424 shares	1,331,190
Hannon Armstrong Sustainable Infrastructure Capital Inc.	Common and Preferred Stock 47,847 shares	1,319,620
Legend Biotech Corporation	Common and Preferred Stock 21,850 shares	1,314,715
Carter Inc.	Common and Preferred Stock 17,217 shares	1,289,381
Iridium Communications Inc.	Common and Preferred Stock 31,301 shares	1,288,349
BRP Group Inc. Class A	Common and Preferred Stock 53,003 shares	1,273,132
KBR, Inc.	Common and Preferred Stock 22,779 shares	1,262,184
Viper Energy Inc.	Common and Preferred Stock 39,483 shares	1,238,977
Encompass Health Corporation	Common and Preferred Stock 18,332 shares	1,223,111
Veracyte Inc.	Common and Preferred Stock 43,579 shares	1,198,858
National Vision Holdings Inc.	Common and Preferred Stock 56,975 shares	1,192,487
Prestige Consumer Healthcare Inc.	Common and Preferred Stock 19,371 shares	1,185,893
Matthews International Corporation Class A	Common and Preferred Stock 31,942 shares	1,170,674
Box Inc. Class A	Common and Preferred Stock 45,435 shares	1,163,590
Pfizer Inc.	Common and Preferred Stock 40,383 shares	1,162,627
Hexcel Corporation	Common and Preferred Stock 15,679 shares	1,156,326
Teledyne Technologies Inc.	Common and Preferred Stock 2,581 shares	1,151,874
Middleby Corporation	Common and Preferred Stock 7,751 shares	1,140,715
Tandem Diabetes Care Inc.	Common and Preferred Stock 38,289 shares	1,132,589
KB Home	Common and Preferred Stock 18,054 shares	1,127,653

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Supernus Pharmaceuticals Inc.	Common and Preferred Stock 38,950 shares	1,127,213
Knowles Corporation	Common and Preferred Stock 62,618 shares	1,121,488
Arvinas Inc.	Common and Preferred Stock 27,098 shares	1,115,354
Knight-Swift Transportation Holdings Inc. Class A	Common and Preferred Stock 19,144 shares	1,103,652
WillScot Mobile Mini Holdings Corporation	Common and Preferred Stock 24,680 shares	1,098,260
Helen Trustoy Limited	Common and Preferred Stock 9,046 shares	1,092,847
N-Able Technologies International Inc.	Common and Preferred Stock 82,118 shares	1,088,064
SpringWorks Therapeutics Inc.	Common and Preferred Stock 29,264 shares	1,068,136
Tronox Holdings PLC	Common and Preferred Stock 75,259 shares	1,065,667
8X8 Inc.	Common and Preferred Stock 280,967 shares	1,062,055
Sally Beauty Holdings Inc.	Common and Preferred Stock 79,943 shares	1,061,643
Toro Company	Common and Preferred Stock 11,056 shares	1,061,265
Jacobs Solutions Inc.	Common and Preferred Stock 8,082 shares	1,049,044
Transmedics Group Inc.	Common and Preferred Stock 13,153 shares	1,038,166
Barnes Group Inc.	Common and Preferred Stock 31,043 shares	1,012,938
TKO Group Holdings Inc.	Common and Preferred Stock 12,397 shares	1,011,347
AZZ Inc.	Common and Preferred Stock 16,789 shares	975,273
Markel Corporation Holding Company	Common and Preferred Stock 686 shares	974,051
Texas Capital Bancshares Inc.	Common and Preferred Stock 15,038 shares	971,906
J & J Snack Foods Corporation	Common and Preferred Stock 5,798 shares	969,078
Sportradar Group	Common and Preferred Stock 85,698 shares	946,963
Nevro Corporation	Common and Preferred Stock 43,956 shares	945,933
Aspen Technology Inc.	Common and Preferred Stock 4,271 shares	940,261
Catalent Inc.	Common and Preferred Stock 20,337 shares	913,741
Agios Pharmaceuticals Inc.	Common and Preferred Stock 40,943 shares	911,801
SLR Investment Corporation	Common and Preferred Stock 59,001 shares	886,785
TreeHouse Foods Inc.	Common and Preferred Stock 21,315 shares	883,507
Align Technology Inc.	Common and Preferred Stock 3,108 shares	851,592
Harsco Corporation	Common and Preferred Stock 94,515 shares	850,635
Ciena Corporation	Common and Preferred Stock 18,838 shares	847,898
Masimo Corporation	Common and Preferred Stock 7,108 shares	833,129
Flowserve Corporation	Common and Preferred Stock 20,120 shares	829,346
Consensus Cloud Solutions Inc.	Common and Preferred Stock 30,766 shares	806,377
Pacific Premier Bancorp Inc.	Common and Preferred Stock 27,626 shares	804,193
United Community Bank Blairsville Georgia	Common and Preferred Stock 27,016 shares	790,488
Haemonetics Corporation	Common and Preferred Stock 9,196 shares	786,350
iShares Russell Mid-Cap ETF	Mutual Fund 10,104 shares	785,383
PetIQ Inc. Class A	Common and Preferred Stock 39,090 shares	772,028
Curtiss Wright Corporation	Common and Preferred Stock 3,404 shares	758,377
JBG SMITH Properties	Common and Preferred Stock 44,286 shares	753,305
BJs Wholesale Club Holdings Inc.	Common and Preferred Stock 10,900 shares	726,594
Elastic N.V.	Common and Preferred Stock 6,425 shares	724,098
Heartland Express Inc.	Common and Preferred Stock 49,353 shares	703,774
Monro Inc.	Common and Preferred Stock 23,895 shares	701,079
IPG Photonics Corporation	Common and Preferred Stock 6,321 shares	686,081
Relay Therapeutics Inc.	Common and Preferred Stock 59,787 shares	658,255
Grand Canyon Education Inc.	Common and Preferred Stock 4,980 shares	657,559
GXO Logistics Inc.	Common and Preferred Stock 10,583 shares	647,256
Banner Corporation	Common and Preferred Stock 12,021 shares	643,845
1-800-FLOWERS.COM Inc. Class A	Common and Preferred Stock 59,563 shares	642,089
STAG Industrial Inc.	Common and Preferred Stock 15,866 shares	622,899

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
NCR Corporation	Common and Preferred Stock 36,780 shares	621,950
iShares Core S&P Small-Cap ETF	Mutual Fund 5,676 shares	614,427
NorthWestern Corp	Common and Preferred Stock 11,281 shares	574,090
Herbalife Nutrition Limited	Common and Preferred Stock 37,617 shares	574,035
Silgan Holdings Inc.	Common and Preferred Stock 12,641 shares	572,005
Fox Factory Holding Corporation	Common and Preferred Stock 7,997 shares	539,638
Sonos Inc.	Common and Preferred Stock 31,157 shares	534,031
Axogen Inc.	Common and Preferred Stock 76,896 shares	525,200
Patterson-UTI Energy Inc.	Common and Preferred Stock 48,435 shares	523,098
Mid-American Apartment Communities Inc.	Common and Preferred Stock 3,840 shares	516,326
WSFS Financial Corporation	Common and Preferred Stock 11,168 shares	512,946
Boston Properties Inc.	Common and Preferred Stock 7,218 shares	506,487
Wolverine World Wide Inc.	Common and Preferred Stock 56,420 shares	501,574
Northern Oil & Gas Inc.	Common and Preferred Stock 13,374 shares	495,774
Mercury Systems Inc.	Common and Preferred Stock 12,345 shares	451,457
Infinera Corporation	Common and Preferred Stock 92,738 shares	440,506
Designer Brands Inc. Class A	Common and Preferred Stock 49,716 shares	439,987
Nu Skin Enterprises Inc. Class A	Common and Preferred Stock 22,256 shares	432,212
Omnicell Inc.	Common and Preferred Stock 11,146 shares	419,424
Rogers Corporation	Common and Preferred Stock 3,037 shares	401,097
iShares Russell 2000 ETF	Mutual Fund 1,622 shares	325,552
Berkshire Hills Bancorp Inc.	Common and Preferred Stock 12,971 shares	322,070
Mednax Inc.	Common and Preferred Stock 26,423 shares	245,734
John Bean Technologies Corporation	Common and Preferred Stock 2,163 shares	215,110
eHealth Inc.	Common and Preferred Stock 20,043 shares	174,775
Safehold Inc.	Common and Preferred Stock 7,445 shares	174,213
Remitly Global Inc.	Common and Preferred Stock 7,736 shares	150,233
Enhabit Inc.	Common and Preferred Stock 1,613 shares	16,695
Total U.S. Equity Active Asset Class			983,445,664

U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 20,555,023 units	1,541,647,306
Gaming & Leisure Properties Inc.	Common and Preferred Stock 155 shares	7,649
CTO Realty Growth Inc.	Common and Preferred Stock 256 shares	4,436
NT Collective Short Term Investment Fund*	Collective Trust Fund 1,135 units	1,135
Interest Bearing Cash	Cash and Cash Equivalents	113
Total U.S. Equity Index Asset Class			1,541,660,639

International Equity Active Class:
Polaris Capital Management Collective Investment Trust International Value Collective Fund*	Collective Trust Fund 15,105,644 units	182,371,950
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund 10,557,567 units	176,043,214
Reliance Trust Instituitional Retirement Trust GQG Partners International Equity Fund Series 11 Class C*	Collective Trust Fund 10,071,732 units	150,572,399
Dodge & Cox International Fund	Mutual Fund 2,102,670 shares	103,367,235
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund 10,653,332 units	99,075,989
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund 211,727 units	45,265,945

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
NT Collective Short Term Investment Fund*	Collective Trust Fund 98,778 units	98,778
Total International Equity Active Asset Class			756,795,510

International Equity Index Asset Class:
NT Collective All Country World Index (ACWI) Ex/US Fund / Non Lending*	Collective Trust Fund 2,107,105 units	411,264,660
Blackrock FTSE RAFI Emerging Index Non Lendable Fund F*	Collective Trust Fund 21,268 units	117,939
NT Collective Short Term Investment Fund*	Collective Trust Fund 71 units	71
Total International Equity Index Asset Class			411,382,670

Participant Self-Directed Accounts	Various Investments	805,819,699
			805,819,699

Notes Receivable from Participants*	Interest Rate 4.25% - 9.50%	30,814,923
			30,814,923

Other:
ML Vanguard Federal Money Market Forfeiture / Settlement*	Cash and Cash Equivalents	2,844,608
BIF Money Fund*	Cash and Cash Equivalents	2,426,200
NT Collective Short Term Investment Fund*	Collective Trust Fund 338,698 units	338,698
Exide Technologies	Common and Preferred Stock 35,683 shares	24,978
Interest Bearing Cash	Cash and Cash Equivalents	698
Total Other			5,635,182

Grand Total			$6,896,645,972

* Indicates party-in-interest

AMGEN RETIREMENT AND SAVINGS PLAN
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan (Name of Plan)

Date:	June 20, 2024	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Executive Vice President and
Chief Financial Officer
Amgen Inc.